Male Age 55 Standard Nonsmoker, Female Age 50 Female Preferred Nonsmoker
				Policy Fee +			End of Year
	Beginning of		Premium	Per 1000	Cost of	Investment	Accumulated
Year	the Year AV	Premium	Expense	Charge	Insurance	Income	Value
1	0.00	10,000.00	1,040.00	1,140.00	51.36	(76.98)	7,691.66
2	7,691.66	10,000.00	1,040.00	1,140.00	168.22	(147.00)	15,196.44
3	15,196.44	10,000.00	1,040.00	1,140.00	308.82	(214.62)	22,493.00
4	22,493.00	10,000.00	1,040.00	1,140.00	477.72	(279.63)	29,555.64
5	29,555.64	10,000.00	1,040.00	1,140.00	25.34	(345.09)	37,005.22

End of year 5 cash surrender value

37,005.22

minus

10,000.00 =

27,005.22

The surrender charge for joint equivalent age 50 is 10.00 per 1000 of face amount in policy year 5 or $10,000.